RoRak LLC d/b/a Orolait Financial Statement			
Profit and Loss			
January 2017 - September 2019			
	2017*	**2018**	**2019**
Income			
Retail sales	$0.00	$0.00	$2,250.00
Event sponsorship	$0.00	$0.00	$500.00
Total Income			$2,750.00
Cost of Goods Sold	$0.00	$0.00	$4,024.00
Total Cost of Goods Sold	$0.00	$0.00	$4,024.00
Gross Profit	$0.00	$0.00	-$1,274.00
Expenses			
Advertising & Marketing	$0.00	$0.00	$1,694.52
Bank Charges & Fees	$0.00	$0.00	$2.98
Event Venue	$0.00	$0.00	$300.00
Food & Beverage	$0.00	$0.00	$70.71
Legal & Professional Services	$0.00	$950.00	$0.00
Meals & Entertainment	$0.00	$0.00	$30.00
Office Expenses & Supplies	$0.00	$0.00	$810.37
Shipping	$0.00	$0.00	$287.21
Subscription Services	$0.00	$12.00	$160.00
Travel	$0.00	$0.00	$300.60
Suit development	$0.00	$683.00	$0.00
Focus group suits	$0.00	$0.00	$900.00
Total Expenses	$0.00	$1,645.00	$4,556.39
Net Income	$0.00	-$1,645.00	-$5,830.39
º Orolait was not incorporated until 9/12/18			